                                                                    EXHIBIT 99.2

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              MARCH 31,     DECEMBER 31,
                                                                 2002           2001
                                                              ----------    ------------
                                                                     (UNAUDITED)
ASSETS:
Investment in Globalstar, L.P. .............................  $       --     $       --
                                                              ==========     ==========
Total assets................................................  $       --     $       --
                                                              ==========     ==========
LIABILITIES AND PARTNERS' DEFICIT:
Current liabilities:
  Equity losses in excess of partnership interests in
     Globalstar.............................................  $  547,105     $  544,576
                                                              ==========     ==========
Partners' deficit:
  Partnership interests (18,000 interests outstanding)......  $       --     $       --
  Accumulated deficit.......................................    (547,105)      (544,576)
                                                              ----------     ----------
Total partners' deficit.....................................    (547,105)      (544,576)
                                                              ----------     ----------
Total liabilities and partners' deficit.....................  $       --     $       --
                                                              ==========     ==========

                          See notes to balance sheets.
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

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BUSINESS

     Loral/QUALCOMM Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/ QUALCOMM Partnership, L.P. ("LQP"), a limited partnership whose general partners are Loral General Partner, Inc. ("LGP") and LGP (Bermuda) Ltd., subsidiaries of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partner includes subsidiaries of QUALCOMM Incorporated ("QUALCOMM") and Loral.

     LQSS's only activity is acting as the managing general partner of Globalstar. Globalstar was founded to design, construct and operate a worldwide a worldwide, low-earth orbit ("LEO") satellite-based wireless digital telecommunications system. The Globalstar System's worldwide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. At March 31, 2002, LQSS held a 27.3% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment.

     Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2.  BASIS OF PRESENTATION

     LQSS is a holding company that acts as a general partner of Globalstar and has no other business or investments. LQSS's sole asset is its investment in Globalstar and LQSS's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Accordingly, LQSS's results of operations only reflect its share of Globalstar's results of operations, as presented on Globalstar's financial statements, and the appropriate amortization and interest associated with this investment.

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005 ("senior notes due 2004 and 2005"). Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the senior notes as current obligations.

     On February 15, 2002, LQSS, LQP, Globalstar, and certain of Globalstar's subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code, in the United States Bankruptcy Court for the District of Delaware (Case Nos. 02-10506, 02-10507, 02-10499, 02-10501, 02-10503 and 02-10504).
Globalstar and its subsidiaries remain in possession of their assets and properties and continue to operate their businesses as debtors-in-possession. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt obligations have been accelerated and are immediately due and payable.

     Negotiations prior to filing of Globalstar's bankruptcy petition resulted in an agreement reached among Loral, Globalstar's informal committee of bondholders, representing approximately 17% of Globalstar's outstanding senior notes, and Globalstar, regarding the substantive terms of a proposed financial and legal restructuring of Globalstar's business. Under the proposed restructuring plan, all of Globalstar's assets would be contributed into a new Globalstar company, which would be initially owned by Globalstar's existing noteholders and other unsecured creditors. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to GTL's common and preferred shareholders and Globalstar's creditors which could give them the option to purchase shares in the new company. The proposed restructuring plan will be required to be submitted for and be subject to bankruptcy court approval. The terms of the proposed plan were described in Globalstar's Form 8-K filing dated February 19, 2002.

     Globalstar has developed a new business plan for the purpose of restructuring the partnership's finances; the plan will be submitted to and subject to bankruptcy court approval. The business plan assumes the conversion of all outstanding Globalstar debt obligations into equity in a new Globalstar company ("Newco") and the consolidation of certain Globalstar service provider operations into Newco. The service provider consolidation is intended to bring additional efficiencies to the operation of the Globalstar network and allow for increased coordination in the Globalstar service offerings and pricing. Globalstar believes that these steps are needed to achieve and maintain financial viability. In addition to the service provider operations to be consolidated into Newco, Globalstar intends to continue to offer its services through existing independent gateway operators in other regions.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar's ordinary partnership interests on an equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses and recognized the remaining unallocated losses as a result of its general partner status in Globalstar in proportion to its interests in the general partner interests outstanding. Because LQSS is a general partner of Globalstar, LQSS is jointly and severally liable with the other general partner for the recourse debt and other recourse obligations of Globalstar to the extent Globalstar is unable to pay such debts. LQSS believes that such recourse obligations totaled approximately $1.4 billion as of March 31, 2002. As a result of its general partner status, LQSS recorded a liability of $547.1 million. Certain of Globalstar's debt, including the public debt, are non-recourse to the general partners. Future funding, if any, or assets of LQSS, may be utilized to fund this general partner liability.

     In 2001, an issue was raised as to whether the three-year notes issued to the guarantors of The Chase Manhattan Bank $250 million credit facility were prepared in accordance with the recourse provisions of the guarantee arrangement. Management does not believe the existing notes containing non-recourse language will need to be replaced with notes not containing the non-recourse language. If the existing non-recourse notes were replaced with notes not containing the non-recourse language, the replacement would not impact Globalstar's results of operations. However, allocations of Globalstar's losses to general partners, including LQSS, would increase by the amount of the increase in recourse obligations.

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